TELOS CORPORATION
19886 Ashburn Road
Ashburn, Virginia 20147

November 16, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Telos Corporation
Registration Statement on Form S-1
Filed October 6, 2020, as amended
File No. 333-249334

Dear Sir/Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Telos Corporation (the “Company”) hereby respectfully requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective as of 4:00 p.m. Eastern Time on Wednesday, November 18, 2020, or as soon as thereafter practicable.

The Company respectfully requests that it be notified of such effectiveness by telephone call to Christopher R. Johnson of Miles & Stockbridge P.C., the Company’s counsel, at (410) 385-3532 and that such effectiveness also be confirmed in writing.

Telos Corporation

By:	/s/ John B. Wood
John B. Wood
Chief Executive Officer

cc:          Christopher R. Johnson
Miles & Stockbridge P.C.